August 11, 2011

Donald B. Field
Staff Attorney
US Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Guitammer Company, a Nevada corporation
Amendment No. 2 to Form 10-12G
Filed July 28, 2011
File No. 000-54331

Mr. Field:

Set forth below is whether or how we responded to the Commission Staff’s telephone comments (in italics) of August 10, 2011 in Amendment No. 3 to the referenced registration statement, by numbered comment, as follows:

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

1.	Update the number of shares and warrants outstanding.

We have made a good faith effort to comply with this comment.

2.	File if material any additional amendment to the facility Lease Agreement.

There was not any additional amendment to the Lease Agreement. The “Background Information” recited in the Lease Modification Agreement dated July 13, 2009 (Exhibit 10.40) is incorrect and was not noticed by the parties until we received your comments. Although initially contemplated, there was never a February 8, 2006 Lease Agreement Modification. The cited February 1, 2008 Lease Agreement Modification should have referred to the April 10, 2008 First Lease Agreement Amendment (Exhibit 10.40B). In order to clear up the confusion, the parties have executed (and we have filed as Exhibit 10.40C) a second Lease Modification Agreement dated August 11, 2011 that corrects the said erroneous “Background Information” recited in the July 13, 2009 Lease Modification Agreement. No other changes to the Lease Agreement were made.

The Company acknowledges:

1

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this filing. We are hopeful to have a “no further review” or clearance letter from the Staff as soon as possible.

Very Truly Yours,

s/ Mark A. Luden

Mark A. Luden, President